

07003883


SEC MAIL
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FEB 28 2007
WASH, D.C.
186
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BB 3/13 *

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65419

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Whitaker Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 Broadway - Suite 270
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio 214-490-3113 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

143 Weston Road (Address) Weston (City) CT (State) 06883 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, ____Gennaro J. Fulvio________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______Whitaker Securities, LLC________________________________, as of ___December 31__________________, 2006_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

CFO

Title



SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITAKER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Whitaker Securities, LLC

We have audited the accompanying statement of financial condition of Whitaker Securities, LLC (the "Company"), as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Whitaker Securities, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 7, 2007

WHITAKER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 358,740
Securities owned - at market value	98,798
Receivable from clearing broker	770,769
Equipment at cost, net of accumulated depreciation of $35,985	8,028
Other assets	458,226
TOTAL ASSETS	$ 1,694,561

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses and other liabilities	$ 1,136,478
MEMBERS' CAPITAL	558,083
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,694,561

The accompanying notes are an integral part of this statement.

WHITAKER SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Whitaker Securities, LLC (the "Company") was organized under the Limited Liability Company Act of the State of Delaware on May 14, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc on September 11, 2002. In this capacity, it executes both principal and agency transactions for itself and its customers that are forwarded to Penson Financial Services, Inc. ("Penson") the Company's clearing agent, on a fully disclosed basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counterparty with which it conducts business.

As of December 31, 2006, primarily all of the securities owned and the amount due from clearing brokers reflected in the statement of financial condition are positions with and amounts receivable from Penson.

The Company introduces its customer transactions to the clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreements. In connection therewith, the Company has agreed to indemnify Penson for losses that they may sustain related to the Company's customers. As of December 31, 2006, amounts were owed by these customers, which were in connection with normal, delivery-against-payment, and cash-account transactions. After December 31, 2006, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Securities owned are stated at quoted market values with unrealized gains or losses reflected in income. Subsequent market fluctuations may require selling, or purchasing, the securities at prices which may differ from the market value reflected on the statement of financial condition.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

Depreciation of furniture and equipment is provided for using straight-line and accelerated methods over the estimated useful lives of the related property.

3. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with an entity controlled by the Company's members. Under this agreement, the affiliate provides office space, furniture, communication equipment, and other administrative services to the Company. The Company pays for these services on a monthly basis. Fees related to this agreement are reassessed by the affiliate on a quarterly basis. Included in the statement of operations, in the respective accounts, is $329,744 of expenses related to this agreement.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York City Unincorporated Business Tax which comprises the provision for taxes that is included in the financial statements.

WHITAKER SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

DECEMBER 31, 2006

5. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan, with a December 31st year-end, under Section 401(k) of the Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. The Company has elected not to match employee contributions. State Street serves as trustee of the plan.

Additionally, the Company has a profit-sharing plan, with a December 31st year-end, covering all qualified employees. Contributions to the plan are discretionary and are determined annually by the Company. There were no contributions to the plan for the year ended December 31, 2006.

6. COMMITMENT

The Company has a capital lease obligation in connection with the purchase of telephone equipment. Future minimum payments, including tax and interest, are $13, 690.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds on a fully disclosed basis, and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $443,136, which exceeded the minimum requirement of $100,000 by $343,136. The Company's ratio of aggregate indebtedness to net capital was 2.56 to 1.

END